FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

April 28, 2008

Item 3: News Release:

A news release dated and issued on  April 28, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold

Item 5: Full Description of Material Change:

April 28, 2008 (Vancouver, BC) –  Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from 38 holes in Fence 17 North drilled as part of the Phase 2, 40,000 foot on-going, systematic RAB drilling program at the Golden Summit project outside Fairbanks, Alaska.  The closely spaced holes in Fence 17 North cover a north-south area of approximately 750 feet in width, and are located 550 feet to the east of Fence 6 North (reported on April 23, 2008) and 1,750 feet to the west of Fence 5, which was the limit of the previously identified package of multiple, parallel vein swarms and shear zones tested in the Cleary Hill area last fall.  As seen in the adjacent fences, Fence 17 North contains broad zones of lower grade gold mineralization which also contain multiple higher grade structures (e.g. 3 foot intervals of 30.5, 18.5, 15.8, 18.7, and 34.3 g/tonne gold) that have also been shown to be traceable from fence to fence in the drilling on the eastern portion of this area.  The drill results from Fences 6 North and 17 North are continuing to confirm the extension of this broad area of gold mineralization in the Cleary Hill area to a strike length of over 5,000 feet, with mineralization continuing to remain open along strike in both directions and at depth.

Fence 17 North consisted of a single row of 38 vertical holes (holes 777 to 814) that were drilled to an average depth of 74 feet.  The average spacing between holes was 20 feet, with spacing reduced to 10 feet in areas of intense alteration (which has been shown to correlate well to higher-grade gold mineralization in previous drilling) and extended to 40 feet in areas exhibiting less alteration.  This program of shallow RAB drilling is designed to test the extent of the 100 to 300 foot wide east-west trending parallel zones of gold mineralization that have been identified in previous drill fences and in on-going bulk-sampling.  A map showing the locations of all of the drill fences in the Cleary Hill area at Golden Summit can be found at www.freegoldventures.com/i/maps/maps022708ITF.pdf.   Significant intercepts from Fence 17N include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
777	24	42	18	1.2	0.03
779	0	78	78	1.5	0.05
Including	6	42	36	3.0	0.09
Including	6	9	3	30.5	0.89
784	24	48	24	1.0	0.03
793	3	21	18	1.2	0.04
795	3	66	63	1.6	0.05
795	0	78	78	1.3	0.04
Including	60	66	6	12.0	0.35
Including	63	66	3	18.5	0.54
797	0	78	78	1.3	0.04
Including	27	60	33	2.4	0.07
Including	30	33	3	15.8	0.46
798	9	63	54	0.9	0.03
800	45	72	27	1.2	0.03
801	45	78	33	2.4	0.07
Including	45	48	3	18.7	0.55
802	0	78	78	1.5	0.04
802	57	78	21	5.1	0.15
Including	75	78	3	34.3	1.00
804	39	69	30	1.2	0.04
Including	51	63	12	2.0	0.06

Step out drilling to the west in the Tolovana area was conducted last year, and fences 6 to 8 and 15 to 17 were able to trace an individual shear zone from west to east across the Tolovana area, and found that it trends directly toward the central part of the 1,200 foot wide area of gold mineralization last delineated in Fence 5.   Fence 17 North was drilled as a northern extension of the shorter rows of holes drilled last fall in Fences 16 and 17.  Fence 16 consisted of 9 shallow, closely spaced holes averaging 1.1 g/tonne over the 100 foot width tested (with the best intercept of 9 feet grading 28.5 g/tonne), while Fence 17 consisted of 9 holes which averaged 0.6 g/tonne over the 150 foot width tested.   Holes 777 to 806 in Fence 17 North covered a width of 550 feet, and all of the 731 assays within these holes averaged 0.55 g/tonne, which compares favorably with the current reported reserve grade of the nearby Fort Knox mine of 0.53 g/tonne.  While holes 807 to 814 on the northern end of Fence 17 North encountered a zone of low grade gold mineralization, previous work in the area suggests that a further shear zones lies immediately to the north of these final holes.  A steepening of the hill, along with icy conditions at the site prohibited testing of this projected structure at this time.

Additional RAB holes in this area which have been drilled or which are currently in progress include fences testing for the extension of gold mineralization south of Fence 6 and south of Fence 18.  One additional fence in this area, Fence 20, consists of one line of closely spaced, shallow holes that serves as the final in-fill of the 1,750 foot gap between Fences 17 North and Fence 5.   In addition to the RAB drilling, Freegold has also drilled 3 deeper core holes in this eastern Tolovana area.   Visual examination of the core has identified visible gold in quartz veins that correlate with both the Scheueymere and the Tolovana veins that have been previously identified in trenching and in shallow RAB drilling.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production, and that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.

Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program, which includes seasonal processing of gold mineralization using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale deposit, where the Company has entered into an exploration agreement with option to lease on a 140,000 acre property in Alaska which contains the previously identified Vinasale gold deposit.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 28th day of April 2008.